

Watch video

$**0** raised

$1,055,888 previously crowdfunded

0 Investors	**$45,338,111** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3,993,554 Offering Max	**Reg CF** Offering

Invest in Janover Ventures

Multifamily, commercial real estate, and business financing has been a black box, carefully guarded by Wall Street. At Janover Ventures, we're opening it up to the world by empowering the right lenders and borrowers to seamlessly connect in a frictionless digital environment; guided by a team of expert finance practitioners.

As seen in:

Forbes   Nasdaq   BUSINESS INSIDER   HW   yahoo!

Reasons to Invest

- Our company, Janover Ventures, grew 184% during the pandemic, powering more than $180 million in loan closings for commercial property and business owners.
- Our proprietary technology, the intelligent portal, on average processes $2.6B in loan inquiries per month.
- The traffic to our suite of websites grew to more than 1 million unique users last year, primarily from organic, SEO-driven traffic.

Invest now!

Own the technology company powering commercial real estate finance

Invest in Janover Ventures

Highlights

Average

$500MM

per week in online
loan applications

More than

$250MM

in funded loans

More than

1MM

website visitors
in 2020

Nearly

185%

revenue growth
in 2020

A $3.6 trillion problem

The multifamily and commercial real estate financing industry is deeply fractured.





BLAKE JANOVER
FOUNDER & CEO

Watch video



Borrowers don't know all of their options

Even the largest and most sophisticated commercial real estate and small business investors don't know — and are

Even the largest and most sophisticated commercial real estate and small business investors don't know — and are rarely ever presented with — their best financing options.



Lenders lack incentive to make small loans

Lenders have not actively embraced digital client engagement or technology to improve efficiency. Their old-school approach ultimately lacks incentive to seek and originate "small" loans under $15 million, because it costs as many resources to originate a $50MM loan as a $50k loan… until now.



Borrowers & lenders aren't connected

Neither borrowers nor lenders have a way to access each other at scale. With hundreds of thousands of borrowers, and lenders, all with their unique "deal" components; how can everyone possibly connect with their best counterpart?



Solution

Technology + education = democratized access to multifamily, commercial real estate and business financing

We (you as an investor included) are in a unique position to play matchmaker between borrowers and lenders alike.



Free education

Through a growing network of educationally-focused digital media assets owned by us at Janover Ventures, we are empowering commercial real estate, multifamily and small business owners with loan options they may not have known existed.



Proprietary tools

By leveraging a combination of industry-leading, proprietary technology, and carefully curated lender and investor relationships, we are helping borrowers get access to superior loan options, and at the same time, helping lenders get more clients that fit their ideal credit profile.



Unlock access

Thanks to our data-driven expertise in digital growth engineering, capital markets and agile web development; we are able to help unlock access to multifamily, small business, and commercial real estate debt capital.



Product

We are the **connection** between borrowers and lenders



JANOVER VENTURES
Loan requests
Welcome back, Alan Miller!
Have a look at your progress and loan requests.
Loan requests
+ Start loan request
Multifamily LA deal
Questions answered: 16 / 24
Documents uploaded: 10 / 12
2 required documents pending
Review
Washington office center
Questions answered: 42 / 42
Documents uploaded: 11 / 17
Vinyl record store
Questions answered: 5 / 42
Documents uploaded: 2 / 12
Submited loan requests
MacBook Pro



Watch video

JANOVER VENTURES

WEBSITES



CommercialRealEstate.loans   >

HUD.loans   >

CMBS.loans   >

Multifamily.loans   >

Multifamily.today   >

OpportunityZones.help   >

SBA504.loans   >

hud221d4.loan   >

Hud223a7.loan   >

Apartment.loans   >

sbaexpress.loans   >

Hud232.loan   >

Hud223f.loans   >

SBA7a.loans   >

We own some of the most valuable, highly-trafficked commercial real estate, multifamily and small business finance websites on the Internet. You can think of it like this... Imagine each website is a piece of real estate, and where it appears organically on Google Search as its location. Because we appear on the first page of Google for thousands of commercial real estate and business finance terms, we own the world's best "digital real estate."



multifamily loans   ×   +


google.com

Google   multifamily loans



Ad get.multifamily.loans/Florida

Multifamily loans in Florida | 10+Year Fixed Rate Pricing

80% LTV, 10 Years Fixed, Non-Recourse & 30 Year Amortizations; Apply Today! Close in as little as 45 days or less with non-recourse multifamily property financing. Non-recourse loans. Increase leverage. Learn all your options. Get A Free Quote. Access lower rates.



www.multifamily.loans

Multifamily.loans

Complete Multifamily and Apartment Lending & Advisory Services.

Apartment Loans Under $1 M • Loan Options - Multifamily Freddie Mac Loans • About



www.multifamily.loans > loans-under-1 mm

Apartment Loans Under $1 MM — Multifamily.loans

While financing options under S1 million are extremely limited for apartment properties, Multifamily.loans offers financing starting at as little as $100000.

Product
showcase



| | Is this a business loan or an investment property loan? | ✓ |

What type of property are you inquiring about?

If the property is a mix of multifamily and other uses such as office or retail, please select "Multifamily" as your property type.

| Multifamily 5+ Units | Office | Retail |
| Industrial | Hospitality | 1-4 Unit Residential |

Copyright 2021 © Janover Ventures LLC — Login to continue your submission — **Log in**

Step 1

The borrower signs up and is guided through a series of questions about the prospective loan.


My deals › Multifamily LA
Multifamily LA
19%
Save and Exit
Questions
Documents 1
Documents to upload
Show documents:
All
Required
Property related
Borrower related
Financials related
Property related documents
Purchase and sale agreement
Document is required
Offering memorandum
Not yet uploaded
XLS
Budget
Uploaded at 23.03.2020
Borrower related documents
PDF + LINK
Offering Memorandum
Uploaded at 23.03.2020
TEXT
Personal financial statement
Uploaded at 23.03.2020
LINK
Resume of CRE experience
Uploaded at 23.03.2020
Borrower related documents

Step 2

The borrower uploads all of the required documents for the loan's application process.


JANOVER VENTURES
Express interest
Deal created:
February 10, 2021
Deal last updated:
March 02, 2021
Property type:
Multifamily 5+ Units
Deal summary
Debt financing

opportunity
Loan purpose:
Construction
Deal status:
NEW
Learn more
Loan request summary
$ 28,000,000
Property type
Multifamily 5+ Units
Loan purpose
Construction
Timing to close
3 - 6 months
Total units
316
Land ownership
Yes
Майами-Бич Гольф Клаб
Miami Beach Golf Club



Step 3

Our software processes key elements of the application and instantly generates a thorough deal summary.

Is the property under contract?
Yes
Do you have the PSA available to share now? I case if we have a really huge amout of thext we disctribute on two floors
Yes
Document
Is the property under contract?
Yes
Show all items
Documents
Purchase and sale agreement
XLS
MillerPSA.xls
Offering memorandum
PDF
Offering Memorandum_2021.pdf
Budget
DOC
UpdatedBudget_Alan Miller.doc
Offering Memorandum
Personal financial statement
Resume of CRE experience



Offering_Memorandum_d
ec.pdf

PFS_new.ppt

ResumeCREMiller.xls

Download all documents

Step 4

Leveraging our algorithms and proprietary data, our FinTech portal quickly matches each eligible opportunity to the right lender(s) for the job, taking weeks out of the loan sourcing process for borrowers and lenders.

Deals list   ‹ Logout

Deals list

Name	Loan amount	Property type	Loan purpose	State	↓ Created	Last updated	Status ?
Steven B.	$ 13,000,000	Multifamily	Purchase	FL	03/05/2021 09:38:16 AM	Today	NEW ⌄
John A.	$ 700,000	Multifamily	Refinance	NY	02/18/2021 10:18:01 AM	Yesterday	ENGAGED ⌄
Mark S.	$ 179,000	Office	Purchase	TX	09/13/2020 06:21:37 PM	6 days ago	NEW ⌄
Peter N.	$ 850,000	1-4 Unit Residential	Purchase	NJ	01/14/2020 08:15:00 AM	2 days ago	LOST ⌄
Bob W.	$ 700,000	Multifamily	Refinance	CA	01/18/2021 07:58:15 PM	37 days ago	CONTACTED ⌄
Clara D.	$ 25,300,000	Industrial	Construction	TX	11/27/2020 04:32:57 PM	16 days ago	NEW ⌄
Wheal D.	$ 2,450,000	Retail	Purchase	FL	12/30/2020 06:48:52 PM	4 days ago	NEW ⌄

Partners access our portal to engage with matched borrowers. It's like Tinder, but for commercial real estate and business finance!



Technologies

Our proprietary technology



Our technology collects and processes the data, connects borrowers with the right lenders and loan products, and removes frictions for everyone so that they can do what they came to do. Business.

Our intuitive portal guides borrowers at their own pace on a computer, tablet, or smartphone, securely through a process that used to take days and dozens of touchpoints, in mere minutes. This thorough deal package is then processed through our proprietary data analysis framework which is overseen by our expert capital advisors, and matched directly with the appropriate lender for that unique transaction.



Meet "Alan". He's looking for a loan for his apartment building.



Alan Miller

30-unit apartment building
Blue Springs, Missouri

Initial loan options

Alan meets with his local bank who gives him a loan quote. It's pretty similar to every other loan quote they've given him the last 25 years.

Online research

Alan wonders if there are better options out

there. He does some research and lands on one of our websites where he learns a lot.

Loan inquiry

Alan decides to hop in our easy-peasy fintech portal to get some other loan options and see what all the fuss is about.

Lead matching & nurture

Immediately, our proprietary technology kicks in and automatically matches Alan to an appropriate advisor or partner, begins the information collection process, and helps him lineup the best deal.



Success

The loan closes. Alan gets a better deal than he would have had with his local bank, the lender gets a new client, and Janover Ventures gets compensated directly by the lender.

Driving **growth** through partnerships

Maintaining established relationships with external lender-partners allows us to focus on what we're the best at: technology enhancing commercial real estate, multifamily and small business financing for borrowers and lenders. We have developed strategic lending partnerships with some of the nation's leading public and private financial institutions.

We have created a network of successful brands (such as multifamily.loans and hud.loans) which have aided us in arranging more than $250 million in closed loans through 2020, with our smallest loans being as modest as $20,000 or less and the high-end being as large as $26,000,000 or more.



40+

We own 40+ highly-trafficked domains that we will continue to develop to expand our digital footprint.

Unique organic website visitors

(AUG 2019 – JAN 2021)



Chart displays cumulative growth. Source: Janover Ventures.

$250MM

We have closed more than **a quarter billion dollars** in loans through our platform.

Loan inquiries in $ volume

(2021 YTD)



Chart displays cumulative growth. Source: Janover Ventures.

Customers

Creating **new opportunities** for commercial real estate, multifamily, and small business borrowers and lenders


PENTHOUSE
SOLD


Watch video
THE INTELLIGENT INVESTOR
SAPIENS
GOOD TO GREAT
PRINCIPLES
BLAKE JANOVER
FOUNDER & CEO

Our algorithms draw on our proprietary dataset to score and distribute opportunities to our internal advisory team and

external lender partners.

We don't close loans in our Janover Ventures name, and therefore do not carry large liabilities on our company books. We earn income when a loan closes, which means we're invested in a loan option that is beneficial to everyone.



A massive market

The market for multifamily and commercial real estate financing is huge, and is growing. Multifamily continues to be a highly-attractive asset class with long-term stable demand through economic cycles. The opportunity to reposition bank borrowers to agency and government-sponsored products is by far the largest opportunity; although there remains tremendous opportunity in opening the door to more options for all commercial borrowers across the country. Put simply, a small credit union down the street that you've never heard of may be able to provide higher leverage, lower cost, better cash flowing financing than a bank just a couple doors down. There's no way for everyone to know all their options.



$3.6T

commercial mortgage debt
outstanding as per Q4 2019

$2.1T
Commercial

$1.5T
Multifamily

Source: 'Commercial/Multifamily Mortgage Debt Outstanding | Q4 2019.' 2020. Mortgage Bankers Association (MBA).

There's an opportunity to educate small balance bank borrowers on the benefits of Fannie Mae, Freddie Mac, and FHA multifamily financing and help them pivot to more competitive financing options.



$1.5T

multifamily debt by lender



~ $450B	~ $700B	~ $300B
Bank	Agency & GSE	Other

Source: 'Commercial/Multifamily Debt Outstanding | Q4 2019'. 2020. Mortgage Bankers Association (MBA)

The market for small business loans is tremendous and comes in many forms, shapes and sizes. For example, government-backed SBA (Small Business Administration) loans were responsible for over $28B in small business funding in 2020, and that doesn't include the significant increase from the enactment of the CARES act during the pandemic. In 2020, during the Coronavirus pandemic, we at Janover Ventures were able to help hundreds of businesses secure access to PPP (Paycheck Protection Program) loans, totaling close to $20MM. Other conventional loan products such as lines of credit, term loans, merchant cash advances, business credit cards and equipment financing offer even more opportunities for us to empower business owners with options. According to the Federal Reserve's Small Business Credit Survey, 43% of small businesses in the United States applied for a loan last year. The average small business bank loan is $633,000, while the average SBA loan is around $107,000. With over 30.2M small businesses in the United States and roughly 70% with outstanding debt, you can safely assume the market size is massive.

$28B

in **SBA funding** in 2020



$22.6B
42,302 loans

$5.8B
7,000 loans

SBA (7a)

SBA 504

Micro loans

$85MM 5,800 loans

Source: 'SBA Achieves Historic Small Business Lending for Fiscal Year 2020'. US Small business Administration.



Competition

If you can't beat 'em, join 'em



Watch video

We like to think of our competitors as business partnership opportunities. Most of the potential competition, such as large lenders, struggle with digital client acquisition. Others have tried to build digital marketplaces, but never see the type of traction that we've attained. Our borrower acquisition costs are a fraction of those of incumbents because of the data-driven nature of our digital growth strategies and our ability to monetize a larger swath of our opportunities (due to our broader credit parameters). Our software and proprietary processes allow us to sift, parse and distribute loan opportunities more efficiently, with a lower touch and with higher-converting engagement than any of our peers. We think we can close more loans, at a lower cost per loan, with lower risk, at a faster clip than anyone, period.

We've **closed** loans with...

 ARBOR   BB&T   ZIONS BANK   CBRE   

 SBAComplete    SABAL FINANCIAL    Cherrywood MORTGAGE    READY CAPITAL

DOUGHERTY MORTGAGE LLC    STEARNS BANK N.A.    BancorpSouth   

+ 1000 more established relationships

*Logos are the registered trademark of their respective corporations. Janover Ventures is not associated with or sponsored by companies shown.



5 Year Vision

First digital touchpoint for commercial real estate investors and business owners searching for financing information.

---

10 Year Vision

Become the largest online marketplace for multifamily, commercial real estate and business finance in America

First and foremost, we are tasked with getting much needed financial education into the hands of business, multifamily, and commercial real estate owners. Our 2021 vision is as clear as our 20/20 vision: for Janover Ventures to be the first digital touchpoint for as many business, multifamily, and commercial real estate borrowers as possible on the Internet and to provide them with education and loan options that they never had before. By 2026, we aim for Janover Ventures to become the highest volume multifamily, commercial real estate, and digital finance platform in America. We will create a closed ecosystem for the best and most diverse group of lenders in the business to provide high quality financing to the business owners of America; starting with apartment buildings, commercial real estate, and ultimately all business financing. The 'Lending Tree' of business financing, without selling leads to the highest bidder. BAM! :)

Investors

Prior to our first investment round in mid-2020, we at Janover Ventures were 100% bootstrapped with a lot of organic growth. During our first round, we saw tremendous support and were ultimately backed by over 2,000 investors who aligned with our vision.



Founder

Blake Janover

Founder & CEO

Blake Janover has over 15 years of real estate capital markets and entrepreneurial experience. Some of Mr. Janover's track record includes: owning a commercial real estate-licensed direct lender agency; overseeing the analysis and processing of billions of dollars in commercial real estate mortgages; building more than 100 class-A apartment units in Miami; building a global logistical infrastructure as the CEO of a large direct to consumer company; and many more.

Mr. Janover has built companies transcending various industries and countries, and successfully executed a corporate exit.

He has been published by Forbes, Housing Wire and other industry journals and is a member of the 2021 Forbes Real Estate Council. Mr. Janover received a certificate for completing Leveraging Fintech Innovation To Grow And Compete at Harvard Business School in 2019.



Watch video

Meet Our Team

Blake Janover

Founder/CEO

Blake is the Founder & CEO of Janover Ventures. He has more than 15 years of experience in real estate capital markets. Blake has overseen the underwriting and origination of billions of dollars of commercial, multifamily and residential real estate loans and has advised on many billions of dollars more. Blake has nearly 20 years experience as an entrepreneur. His work experience spans multinational corporations, cross-continent logistical infrastructure management, software engineering, and he has managed hundreds of employees across multiple countries. Our CEO is a dad, husband and total bookworm, geeking out on anything from technology to economics.

Nikita Drozd
Senior Full Stack Engineer

Nikita is a senior full stack developer with experience that transcends industries and applications. Although he leads engineering and technology at Janover Ventures, his role is fluid, wearing many hats as he oversees and guides the entirety of the Janover Ventures software ecosystem.

Steve Schwartz
Director of Growth

Steve Schwartz is the Director of Growth at Janover Ventures. He brings nearly 20 years of Internet marketing and entrepreneurial experience to the table. Over the years, Schwartz has quietly generated millions of leads across numerous industries and stacked a broad set of skills from automation optimization through web development that have accumulated throughout a diverse career filled with successes and failures. Steve is a father of 2, and like many others at Janover Ventures, he enjoys reading books and personal development.

Brandon Ramineh
Director of Capital Markets

As the Director of Capital Markets, Brandon currently oversees all origination and underwriting across a platform that generates hundreds of millions of dollars of loan applications per month. Mr. Ramineh is the in-house expert on Fannie Mae, Freddie Mac, and HUD multifamily financing.

Victoria Griesdoorn PhD
Operations Manager

Victoria Griesdoorn is the Special Operations Manager at Janover Ventures. She's a Jill of All Trades leveraging her long and meandering career path to where she is today.Some of her endeavours have included working as a multi-team lead for a global Fortune 100 company with a Ph.D. in Medicine to boot.

Taylor Fiscus
Operations Manager

Taylor Fiscus is our Operations & HR Manager. She's most recently stood up operations and human resources for several start-ups and previously served as the associate director of White House personnel, the deputy White House liaison to the US EPA, and a regional operations director at a Presidential campaign headquarters and for the national convention committee. She has an MSc, Exon in social and organizational psychology

Matthew Sloley
Head of Content

Matthew is our Director of Content, leveraging a lifetime of writing experience combined with his intimate knowledge of SEO. Matthew carefully curates the educational content that we share across our websites and newsletters driving traffic, engagement, and delivering value that transcends industries.

and organizational psychology.

Yevhenii Ometsynksyi
Senior UX/UI Designer

Yevhenii is our Senior UX Designer. With years of experience leading teams and executing design functions in multiple capacities, Yevhenii delivers yummy excellence in all of his artistic endeavours from UX/UI optimization to oil paintings and garden curation. His eye for design as it interacts with experience is nothing short of brilliant.

Joey Alexander
Jr. Capital Markets Associate

Joey has been a part of the Janover Ventures capital markets team for just over a year. He handles many client-facing activities from providing potential borrowers with the guidance and knowledge they require to obtain the financing they need, through financial analysis and capital markets deal construction.

Joe Nolan
Director of Small Business Finance

With 10 years of experience in retail banking, REIT fundraising, SBA lending, and Non-bank lending, Joe is a high-achieving, motivated sales leader with demonstrated success in growing profitability in a wide range of financial environments. Joe has been a leader of bank branch loan production and investment sales and has even run a nationwide team of business development officers and originators in the SMB lending space. Appropriately, he runs our small business lending relationships as our Director of Small Business Financing.

Stevan Popov
Product Manager

Stevan is a Project Manager at Janover Ventures. He has proven experience in delivering web applications mainly focused on reporting, business intelligence, and Rest APIs. He is experienced in database design and data modeling as well as distributed data storage including NoSQL and BigData technologies.

Parminder Singh
Growth Engineer

Parminder is one of the Growth Engineers at Janover Ventures. He is a seasoned digital marketer with over 10 years of experience in Google Ads, Google Analytics, Facebook Ads, conversion rate optimization (CRO), Linkedin Ads, and more. "Parm" is responsible for the day-to-day management of paid digital marketing campaigns. He has a strong track record of launching successful marketing campaigns and always jumps on the opportunity to grow and improve. When he's not optimizing marketing campaigns, he's reading books or spending time with his family.

Seva Sozanskyi
Senior Full Stack Web Developer

Seva is a Senior Full Stack Developer at Janover Ventures and an integral part of our family. As a former owner of a digital production agency, Seva brings 7 years of web and mobile development experience to the table, having worked with fintechs, startups, and enterprise projects of various sizes and tenures.

Gustavo Lemos

Jr. Data Engineer

Gustavo is a Jr. Data Scientist. He started as an intern at Janover Ventures and has moved his way up with a methodical and creative approach to exploring and interpreting data across complex sources. Outside of JV, Gustavo is in his last semester of college and aims to pursue a Master's in Data Science starting this year.

Luis Camacho

Growth Engineer

Luis Camacho is a Growth Engineer at Janover Ventures. With years of advertising experience under his belt, Luis helps the team think outside of the box. Luis loves Monster energy drinks, working out and reading.

FAQ.

— How do I contact someone at DirectCF?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@directCF.com

+ What if I change my mind about investing?

+ How can I learn more about a company's offering?

+ What happens if a company does not reach their funding goal?

+ What information does DirectCF collect from issuers related to their offering?

+ Can I sell my shares?

+ When will I get my investment back?

+ What do I need to know about early-stage investing? Are these investments risky?

+ Who can invest in a Regulation CF Offering?

+ What are the tax implications of an equity crowdfunding investment?

+ How do I calculate my net worth?

+ How much can I invest?

+ What types of securities can I buy on DirectCF?

+ Why invest in startups?

Terms

Offering Type: Equity

Security Name: Class A

Minimum Number of Shares Offered: 10,000

Maximum Number of Shares Offered: 3,993,554

Price per Share: $1.00

Pre-Money Valuation: $45,338,111.00

Offering Summary

Company: Janover Inc.

Corporate Address: 7601 N Federal Hwy, B-140, Boca Raton, FL 33487

Offering Minimum: $10,000.00

Offering Maximum: $3,993,554.00

Minimum Investment Amount (per investor): $250.00



Due Diligence Report

Form C.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Join the Discussion

Name

> John

Email address

> john.smith@gmail.com

Message

> Message

 I'm not a robot

reCAPTCHA
Privacy - Terms

Send

Overview   Team   Terms   Comments



7601 N Federal Hwy, Ste B-140

Boca Raton, FL 33487

invest@janover.ventures

Copyright 2021 © Janover Inc.

This website is owned by a private company that offers business advice, information and other services related to multifamily, commercial real estate and business financing. **We have no affiliation with any government agency and are not a lender.** By using this website, you agree to our use of cookies, our Terms of Use and our Privacy Policy. We use cookies to provide you with a great experience and to help our website run effectively.

IMPORTANT NOTICE

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. All investors should read the offering memorandum provided in conjunction with this offering. Investments opportunities posted on this website are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. This site is owned and operated by Dalmore Group, LLC, Member FINRA/SIPC.

Janover is not a broker/dealer, does not offer investment advice or recommendations with respect to any securities. All securities posted on this website are offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Dalmore Group, LLC cannot verify the adequacy, accuracy or completeness of any information. Neither Dalmore Group, LLC nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

All Regulation Crowdfunding ("Reg CF") offerings are conducted through Dalmore Group, LLC, member of the Financial Industry Regulatory Authority ("FINRA"), for Janover.

Dalmore Group, LLC, is a broker-dealer registered with the SEC and Member FINRA / SiPC. FINRA 's BrokerCheck. Janover and the Dalmore Group are independent and unaffiliated entities.